Ex. 99.28(h)(24)

Expense Limitation Agreement

This Agreement, dated as of March 16, 2020, is made and entered into by and between JNL Series Trust, a Massachusetts business trust (the “Trust”), on behalf of the investment series set forth on Schedule A attached hereto (the “Fund”), and Jackson National Asset Management, LLC (the “Adviser”).

Whereas, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser (the “Advisory Agreement”); and

Whereas, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund.

Now, Therefore, the Trust and the Adviser hereby agree as follows:

1.

The Adviser agrees, subject to Section 2 hereof, to reduce the fees payable to it and/or reimburse other expenses of the Fund, to the extent necessary to limit the total operating expenses of each class of shares of the Fund, transactional costs, if any, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund’s investment income for the period. Such waiver/and or reimbursement by the Adviser shall be made monthly.

2.

The Fund agrees to reimburse the Adviser in an amount equal to the full amount of fees that, but for waivers and/or reimbursements pursuant to Section 1 hereof, would have been payable by the Fund to the Adviser (the “Deferred Fees”), or were reimbursed by the Adviser in excess of its Adviser fee, subject to the limitations provided in this Section. Such reimbursement by the Fund shall be made monthly, but only if the operating expenses of the Fund (exclusive of transaction costs, if any, interest, taxes and dividend and extraordinary expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund’s investment income for the period. The Adviser shall be entitled to reimbursement for up to three (3) years from the end of the fiscal year in which any such waiver or reimbursement took place pursuant to paragraph 1.

3.

This Agreement shall have an initial term expiring on April 30, 2021 (the “Initial Term”). The Adviser may extend this Agreement for the Fund before the expiration of the Initial Term, which extension shall automatically be effective for a term ending April 30th of the following year (a “Subsequent Term”), and, thereafter, this Agreement shall automatically renew upon the end of the then-current term and each Subsequent Term will continue for a new one-year term with respect to the Fund unless the Board of Trustees approves the elimination of this Agreement.

4.

A copy of the Agreement and Declaration of Trust establishing the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

In Witness Whereof, the parties hereto have executed this Agreement as of the date first above written.

JNL Series Trust		Jackson National Asset Management, LLC

By:	/s/ Adam C. Lueck	By:	/s/ Emily J. Bennett
Name:	Adam C. Lueck	Name:	Emily J. Bennett
Title:	Assistant Secretary	Title:	Assistant Vice President

Schedule A

Name of Fund:

JNL/WMC Government Money Market Fund

A-1